Exhibit 10.4

Warner Music Group Corp.

75 Rockefeller Plaza New

York, NY 10019

                                May 9, 2011

Mr. Michael D. Fleisher

Vice Chairman – Strategy & Operations

Warner Music Group Corp.

75 Rockefeller Plaza

New York, NY 10019

Re:	Employment Terms

Dear Michael:

This letter sets forth our agreement in respect of your continued employment with Warner Music Group Corp. (the “Company”). Other than as specifically stated in this letter, the employment agreement between you and WMG Acquisition Corp., dated as of November 14, 2008 (the “Employment Agreement”), the Restricted Stock Award Agreement between you and WMG Parent Corp. dated as of December 21, 2004, the Restricted Stock Award and Stock Option Agreements between you and the Company, each dated as of November 15, 2008, and any other equity compensation award agreement to which you become subject following the date hereof (such Restricted Stock Award, Stock Option and other equity award agreements, the “Equity Agreements”), shall remain in full force and effect in accordance with their terms.

You may resign your employment at any time during the term of the Employment Agreement upon giving the Company a “Notice of Termination” (as defined in the Employment Agreement) no less than two weeks prior to your termination date (the “Termination Date”). Any such resignation will be treated as a termination by you with “Good Reason” for purposes of the Employment Agreement and the Equity Agreements, without regard to any notice or cure periods to which a Good Reason resignation otherwise would be subject and, to the extent occurring prior to a “Change in Control” (as defined in each applicable Equity Agreement), will be further treated as having occurred in anticipation of a Change in Control. In the event of such resignation of employment, or an earlier termination of your employment by the Company or one of its affiliates without “Cause” (as defined in, and in accordance with, the Employment Agreement and each Equity Agreement),

1.	the portion of your severance described in Section 5(c)(iii) of the Employment Agreement, regarding payment of a pro-rated “Corporate Bonus,” will be computed by multiplying your current target bonus of $1.1 million by a fraction, the numerator of which is the number of days in the then-current fiscal year of the Company in which you were employed, and the denominator of which is 365, which shall be in full satisfaction of any Company obligations to you in respect of the “Corporate Bonus” and any “Project Bonus” for the current fiscal year, and such amount shall be paid upon your termination or the effective date of resignation (subject to Section 8 of the Employment Agreement).

2.	in addition to your entitlements under Section 5(c) of the Employment Agreement, in the event of your resignation as contemplated herein, you shall receive continued use of the Warner Music e-mail system for a period of one year from the Termination Date and continued VIP technical support for six months following the Termination Date; and in the event of your earlier termination by the Company or one of its affiliates without Cause, you shall receive continued use of the Warner Music e-mail system and continued VIP technical support for no less than one year following such termination; and

3.	notwithstanding clause (ii) of Section 6(b) of the Stock Option Agreement between you and the Company, dated as of November 15, 2008, as of the Termination Date (or earlier termination by the Company without Cause) all of your then-outstanding options under such agreement shall be the “Vested Option” (as defined in such agreement) and such Vested Option shall remain exercisable until the earlier of (A) the last day of the “Option Period” (as defined in such agreement) and (B) the first anniversary of your resignation or termination, subject to earlier termination upon the occurrence of a transaction or event pursuant to which options for Company employees are generally being cancelled.

In light of the Merger Agreement signed by the Company on May 6, 2011, we will pay you a “Success Bonus” of $1.8 million, within 5 business days of your execution of this agreement. In addition, if the transaction contemplated by the Merger Agreement is modified and consummated (or an alternative transaction is consummated) in a way that values the common stock of the Company at or above $10.00 per share, you will be paid $200,000, or if in a way that values such common stock at or above $9.00 per share but less than $10.00 per share, you will be paid $100,000; provided that any such payment will be made only if the relevant transaction is consummated on or before May 6, 2012, and any payment due will be made promptly following consummation of the relevant transaction.

You and the Company acknowledge that your performance of services to or for the benefit of a business which competes with the Company or any subsidiary (which for convenience are referred to in the following sections simply as the “Company”) would result in irreparable harm to the Company. Accordingly:

(i)

during your employment with the Company and for a period of two (2) years thereafter, you agree that you will not, directly or indirectly, own, manage, operate, control, be employed by (whether as an employee, consultant, independent contractor or otherwise, and whether or not for compensation) or otherwise render services to any person, firm, corporation or other entity, in whatever form, engaged in the recorded music or music

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publishing business and which competes with any material business of the Company (a “Competing Business”) in any locale of any country in which the Company conducts business. Notwithstanding the foregoing, nothing herein shall prohibit you from (i) being a passive owner of not more than one percent (1%) of the equity securities of a publicly traded corporation which is a Competing Business, so long as you have no active participation in such Competing Business, or (ii) becoming employed by, or otherwise performing services for, a Competing Business which is engaged in activities other than those which are competitive with the Company, so long as you do not participate in, or advise as to, the activities of such Competing Business which are competitive with the Company. Also, you further agree that during such two-year period you will not, directly or indirectly, except in connection with your performance of duties for the Company, provide advisory or consulting services of any kind to any person, firm, corporation or other entity, in whatever form, with respect to the acquisition, merger, disposition, sale or other similar transaction involving, or with respect to, the Company or any Competing Business with an enterprise value in excess of $1,000,000,000.

(ii)	The foregoing noncompetition undertakings are being given by you in recognition of the Success Bonus and other Company commitments in this letter agreement. You acknowledge that the terms and conditions of the noncompetition undertakings are appropriate in light of your position with the Company and are necessary for the reasonable and proper protection of the goodwill, confidential information and other legitimate interests of the Company and its affiliates, and you agree that such restraints are reasonable in respect to subject matter, length of time and geographic area, and you further agree that the Company, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by you of any of said covenants, without having to post bond. You and the Company agree that in the event that any provision of such noncompetition undertakings shall be determined by any court of competent jurisdiction to be unenforceable by reason of being extended over too great a time, too large a geographic area or too great a range of activities, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.

The provisions of Exhibit A to this letter shall apply.

For the avoidance of doubt: (i) all payments provided for herein will be subject to applicable tax withholdings; and (ii) you and we acknowledge and agree that upon the Termination Date (or your earlier termination of employment by the Company without Cause), your then outstanding performance-vesting restricted stock shall be forfeited and cancelled without consideration therefor except as provided in this letter agreement.

You acknowledge that you are a “specified employee” as defined under Internal Revenue Code Section 409A (“Section 409A”) and therefore notwithstanding any provision of the Employment Agreement or this letter agreement, if required to avoid the imposition of tax, interest or penalties under Section 409A payments otherwise payable to you within six months following your “separation from service” within the meaning of Section 409A shall be made on the date that is six months and one day after the date of such “separation from service.”

This letter shall be subject to the governing law and dispute resolution provisions contained in Sections 12(h) and 12(i) of the Employment Agreement, as if set out in their entirety herein.

[signature page follows]

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If this letter agreement correctly sets out the terms for your continued employment with the Company and your resignation of employment, please execute where indicated below and return to me, upon which this letter shall constitute a binding agreement between us effective as of the date first written above.

Very truly yours,

/s/ Paul M. Robinson
EVP & General Counsel

Agreed and accepted:

/s/ Michael D. Fleisher
Michael D. Fleisher

EXHIBIT A

In the event that a nationally recognized certified public accounting firm that is selected by the Company and is reasonably acceptable to you (the “Accounting Firm”) shall determine that your receipt of the payments described in the Employment Agreement and the letter agreement to which this Exhibit A is attached (the “Payments”) would subject you to the excise tax under Section 4999 of the Code, the Accounting Firm shall determine whether to reduce any of the Payments so that the “Parachute Value” (as defined below) of all the Payments and any other payments or benefits to which you may be or become entitled which are determined by the Accounting Firm to be contingent on a change in ownership or control of the Company (within the meaning of Q&A-2(b) of the final regulations under Section 280G of the Code), in the aggregate, equals the Safe Harbor Amount. The Payments shall be so reduced only if the Accounting Firm determines that the net after-tax amount of the Payments, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws which applied to your taxable income for the immediately preceding taxable year, or such other rate(s) as the Accounting Firm determines to be likely to apply to you in the relevant tax year(s), would be greater if the Payments were so reduced. If the Accounting Firm determines that the net after-tax amount of the Payments would not be greater if the Payments were so reduced, you shall receive all the Payments to which you are entitled. Any reduction in the Payments pursuant to this paragraph shall be made by reducing the cash severance installments payable to you pursuant to Section 5(c)(ii) of the Employment Agreement in reverse order in which they otherwise would be payable, i.e., by reducing the final payment due, then the next to final payment due, and so on until the Payments have been reduced to the amount required pursuant to this paragraph.

(b) If the Accounting Firm determines that the Payments should be reduced pursuant to the preceding paragraph (a), the Company shall promptly give you notice to that effect, a copy of the detailed calculation thereof and a reasonable opportunity for you or your designee to discuss such determination with the Company and the Accounting Firm. All fees and expenses of the Accounting Firm shall be borne solely by the Company.

(c) As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Company to you or for your benefit which should not have been so paid or distributed (“Overpayment”), or that additional amounts which will have not been paid or distributed by the Company to you or for your benefit could have been so paid or distributed (“Underpayment”), in each case, consistent with the calculation of the Safe Harbor Amount hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against either the Company or you which the Accounting Firm believes has a high probability of success, determines that an Overpayment has been made, you shall pay promptly (and in no event later than 60 days following the date on which the Overpayment is determined) pay any such Overpayment to the Company together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by you to the Company if and to the extent such payment would not either reduce the amount on which you are subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm determines that an Underpayment has occurred, any such Underpayment shall be paid promptly (and in no event later than 60 days following the date on which the Underpayment is determined) by the Company to you, together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

(d) To the extent requested by you, the Company shall cooperate with you in good faith in valuing, and the Accounting Firm shall take into account the value of, services provided or to be provided by you (including without limitation, your agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant) before, on or after the date of a change in ownership or control of the Company (within the meaning of Q&A-2(b) of the final regulations under Section 280G of the Code), such that payments in respect of such services may be considered reasonable compensation within the meaning of Q&A-9 and Q&A-40 to Q&A-44 of the final regulations under Section 280G of the Code and/or exempt from the definition of the term “parachute payment” within the meaning of Q&A-2(a) of the final regulations under Section 280G of the Code in accordance with Q&A-5(a) of the final regulations under Section 280G of the Code.

For purposes of this Exhibit A:

You agree that Ernst & Young or PriceWaterhouseCoopers will be acceptable to you to serve as the “Accounting Firm;” although the Company may select a different accounting firm reasonably acceptable to you to serve as the Accounting Firm for purposes of this Exhibit A.

“Parachute Value” of a payment or benefit means the present value, as of the date of the applicable change in ownership or control of the Company for purposes of Section 280G of the Code, of the portion of such payment or benefit that is determined by the Accounting Firm to be contingent on a change in ownership or control of the Company (within the meaning of Q&A-2(b) of the final regulations under Section 280G of the Code) for purposes of determining whether and to what extent the excise tax under Section 4999 of the Code will apply to such payment or benefit.

“Safe Harbor Amount” means (x) 3.0 times your “base amount,” within the meaning of Section 280G(b)(3) of the Code, minus (y) $1.00.